

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2020

Richard D. Katz, M.D.
Chief Financial Officer
Liquidia Technologies, Inc.
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

> **Re:** **Liquidia Technologies, Inc.**
> **Form 8-K**
> **Exhibit No. 10.1 Severance Agreement and General Release, effective as of November 30, 2019, by and between Liquidia Technologies, Inc. and Timothy Albury.**
> **Filed December 4, 2019**
> **File No. 001-38601**
>
> **Form 8-K**
> **Exhibit No. 10.1 Common Stock Purchase Agreement, dated as of December 23, 2019, by and among Liquidia Technologies, Inc. and the Purchasers**
> **Exhibit No. 10.2 Registration Rights Agreement, dated as of December 23, 2019, by and among Liquidia Technologies, Inc. and the Purchasers**
> **Filed December 26, 2019**
> **File No. 001-38601**

Dear Dr. Katz:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance